Exhibit 99.1

SIGMA LITHIUM APPOINTS CIO FROM PROMINENT SAUDI ARABIAN INDUSTRIAL CONGLOMERATE AS NEW INDEPENDENT BOARD MEMBER; TO RELEASE FY2024 RESULTS ON MARCH 31, 2025

March 13, 2025. São Paulo, Brazil – Sigma Lithium Corporation (TSXV/NASDAQ: SGML, BVMF: S2GM34) (“Sigma Lithium” or the “Company”), a leading global lithium producer dedicated to powering the next generation of electric vehicles with socially and environmentally sustainable lithium concentrate announces the appointment of Junaid Jafar, as a new independent member of the Board of Directors, effective today. He has the prominent role of Chief Investment Officer at Al Muhaidib Investment Office, which is the family office of Al Muhaidib Group, one of the largest private conglomerates in the Middle East (the “Conglomerate”) headquartered in Dammam, Saudi Arabia.

The holdings of the Conglomerate include direct and indirect investments (thorugh Vision Invest) in companies such as ACWA Power (KSA’s largest private sector power & water entity, in partnership with PIF), Saudi Tabreed, Data Volt, Miahona, Riyadh Cables, Savola Group and Masdar.

Mr. Jafar oversees capital allocation across private and public markets and manages a portfolio of leading global private equity, private credit, infrastructure and venture capital managers. He currently serves on the Board of Directors of Seedra Ventures, one of the leading venture funds in KSA focused on fintech. His extensive board experience in both large industrial companies, as well as venture capital, shall bring valuable perspectives and strategic insights, which will significantly contribute to our Board’s effectiveness in the execution of growth strategy to supply into the continuous increase of lithium demand.

Mr. Jafar’s professional expertise spans direct investments across private equity, private credit globally and throughout the Middle East. With nearly 30 years in investment management, he has previously worked at J.P. Morgan, Fitch Ratings and Janus Henderson in London, as well as at Emerging Markets Partnership and Tadhamon Capital in Bahrain. He is a Fellow of the Institute of Chartered Accountants England & Wales (ICAEW) and holds a bachelor’s degree in economics and political science from Middlebury College in Vermont, USA.

“We are honored and enthusiastic to welcome Mr. Jafar as an independent director to our Board,” said Ana Cabral, CEO and Co-Chairperson of Sigma Lithium. “He is a prominent Middle Eastern business leader who will bring to our Board a wealth of capital allocation experience in base industries, creating the perfect mix of expertise to steward the Company. We are undergoing a transformational period as we leap forward to become one of the major integrated industrial-mineral lithium oxide global companies, simultaneously building our secong Greentech Industrial Plant to double production capacity by the fourth quarter of 2025, while entering the planning stages of the construction for our third Greentech industrial production line, in back-to-back sequence.”

Marcelo Paiva, Co-Chairperson of Sigma Lithium, added, “We believe that Mr. Jafar’s experiences will be instrumental in supporting the Company as we execute multiple strategic initiatives, including expanding our global commercial presence and fostering partnerships and alliances to create continued value for our shareholders. His skills are highly complementary to our Board’s, bringing a geographically diverse strategic perspective from the Middle East—the epicenter of the global energy industry, coupled with key board roles at some of the leading companies involved in executing Saudi Arabia’s Vision 2030 Plan, with the focus on energy transition and sustainable development as strategic priorities. We look forward to the significant contribution he will bring to our Board.”

Mr. Jafar joins the board in place of Mr. Bechara Azar, who is stepping down for personal reasons. “On behalf of the Board, I would like to thank Mr. Azar for his significant contribution and unwavering commitment to his role on the Board of Sigma during the last 20 months, a period during which Sigma has been completely transformed from a junior miner in early stages of commissioning to one of the largest industrial lithium producers globally. We are extremely grateful for his dedication to the role and service to the board”, said Ana Cabral, CEO and Co-Chairperson of Sigma Lithium.

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RELEASE OF FULL YEAR 2024 AUDITED FINANCIAL RESULTS

Sigma Lithium announces that it will release its audited financial results for the full year ended December 31, 2024 before the market opens on Monday, March 31, 2025.

The Company will host a conference call to discuss these results on Monday, March 31, 2025, at 8:00 AM ET.

•	To participate in the call, click here to register (https://register-conf.media-server.com/register/BIb1f29bc68d4548a6a9cbd6ee1fd918a8).
•	To listen to the live webcast, click here to join the webcast (https://edge.media-server.com/mmc/p/xh2o33rm/).

Sigma Lithium’s earnings press release, investor presentation, annual filings and links to the conference calls will be available on the Company’s Investor Relations website, ir.sigmalithiumresources.com. A webcast replay will also be available following the conclusion of the event.

ABOUT SIGMA LITHIUM

Sigma Lithium (TSXV/NASDAQ: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium operates the world’s fifth largest industrial-mineral complexes for lithium oxide materials and one of the world’s largest lithium producers. The Company operates at the forefront of environmental and social sustainability in the EV battery materials supply chain at its Grota do Cirilo Operation in Brazil, where Sigma produces Quintuple Zero Green Lithium: net zero carbon lithium, produced with zero dirty power, zero potable water, zero toxic chemicals and zero tailings’ dams.

The Company produces 270,000t of lithium oxide concentrate (approximately 38,000t to 40,000t of LCE) annually at its state-of-the-art Greentech Industrial Lithium plant. The Company is currently building a second Greentech Industrial Plant that is expected to double capacity to 520,000 tonnes of lithium oxide (equivalent to approximately 77,000t to 80,000t of LCE).

For more information about Sigma Lithium, visit our website (https://sigmalithiumresources.com/).

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Irina Axenova, VP Investor Relations

ir@sigmalithium.com.br

+55 11 2985 0089

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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